SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL REPORT

FIRST HALF OF 2017 RESULTS

Derived from consolidated interim financial information reviewed by independent auditors, stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Rio de Janeiro – August 10, 2017

Main financial highlights

•Net income of US$ 1,513 million in 1H-2017, compared to a net loss of US$ 212 million in 1H-2016, as a result of:

▪	higher export revenues (US$ 3,509 million), due to increase in volume and higher average prices;
▪	gain of US$ 2,169 million on sale of the Company’s interest in Nova Transportadora do Sudeste (NTS);
▪	decrease of 63% in exploration costs and of 3% in sales, general and administrative expenses;
▪	reduction of 7% in oil products domestic sales and lower import costs;
▪	expenses with the adherence to Tax Settlement Programs (US$ 1,938 million);
▪	higher production taxes due to increase in Brent prices; and
▪	provision for losses with receivables from the Vitoria 10.000 drillship (US$ 254 million).
•	Adjusted EBITDA* of US$ 13,964 million in 1H-2017, 24% higher than 1H-2016, reflecting lower operational expenses and import costs. Adjusted EBITDA Margin* was 33% in 1H-2017.
•

The combination of improvement in net cash provided by operating activities (US$ 13,492 million) and reduction in investments (US$ 6,335 million) resulted in a 92% increase in Free Cash Flow*, which reached US$ 7,157 million in 1H-2017. Free Cash Flow* was positive for the ninth quarter in a row.

•	Gross debt decreased 4%, from US$ 118,370 million as of December 31, 2016 to US$ 113,835 million as of June 30, 2017, a reduction of US$ 4,535 million.
•

Net debt* decreased 7% (US$ 7,118 million), from US$ 96,381 million as of December 31, 2016 to US$ 89,263 million as of June 30, 2017. In addition, liquidity management led to a weighted average maturity of outstanding debt increase from 7.46 years as of December 31, 2016 to 7.88 years as of June 30, 2017.

•

Reduction of the ratio between net debt and Last Twelve Months (LTM) Adjusted EBITDA*, from 3.76 as of December 31, 2016 to 3.15 as of June 30, 2017. During the same period, Leverage* decreased from 55% to 53%.

•	Petrobras employees, as of June 30, 2017, were 63,152, a decrease of 18% compared to June, 30, 2016, due to the voluntary separation incentive plan.

Main operating highlights

•	Total crude oil and natural gas production reached 2,791 thousand boed in 1H-2017, being 2,671thousand boed in Brazil, 6% above 1H-2016.
•

In 2Q-2017, the FPSO P-66 started its operations in the Lula-South area, in the pre-salt of Santos Basin and, in June, a record of operated production of crude oil and natural gas in the pre-salt area, of 1,686 thousand boed, was achieved. In addition, there were lower expenses with rig idleness.

•	In 1H-2017, output of domestic oil products decreased by 7% when compared to 1H-2016, to 1,805 thousand bpd. Domestic oil product sales decreased by 7% to 1,943 thousand bpd.
•

The Company sustained the position of net exporter, with 401 thousand bpd of balance in 1H-2017 (vs. 62 thousand bpd in 1H-2016), due to the increase in exports of 48% and reduction in imports of 25%, when compared to1H-2016.

•	The increase of the domestic oil participation in the processed feedstock and of domestic natural gas in the sales mix contributed to the reduction in imports.

* See definitions of Free Cash Flow, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt and Leverage in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, LTM Adjusted EBITDA and Net Debt.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

e-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

BM&F BOVESPA: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

* See definitions of Free Cash Flow, Adjusted EBITDA, LTM Adjusted EBITDA and Net Debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, LTM Adjusted EBITDA and Net Debt.

Main Items and Consolidated Economic Indicators

	US$ million
	Jan-Jun
	2017	2016	2017 x 2016 (%)	2Q-2017	1Q-2017	2Q17 X 1Q17 (%)	2Q-2016
Sales revenues	42,560	38,309	11	20,823	21,737	(4)	20,320
Gross profit	14,205	11,875	20	6,642	7,563	(12)	6,502
Operating income (loss)	9,196	4,132	123	4,658	4,538	3	2,048
Net finance income (expense)	(5,212)	(3,950)	(32)	(2,747)	(2,465)	(11)	(1,727)
Consolidated net income (loss) attributable to the shareholders of Petrobras	1,513	(212)	814	96	1,417	(93)	106
Basic and diluted earnings (losses) per share attributable to the shareholders of Petrobras	0.12	(0.02)	700	0.01	0.11	(91)	−
Adjusted EBITDA *	13,964	11,248	24	5,934	8,030	(26)	5,828
Adjusted EBITDA margin* (%)	33	29	4	28	37	(9)	29
Gross margin* (%)	33	31	2	32	35	(3)	32
Operating margin* (%)	22	11	11	22	21	1	10
Net margin* (%)	4	(1)	5	−	7	(7)	1

Total capital expenditures and investments	7,230	7,814	(7)	3,560	3,670	(3)	3,827
Exploration & Production	5,754	6,922	(17)	2,825	2,929	(4)	3,400
Refining, Transportation and Marketing	589	478	23	329	260	27	235
Gas & Power	767	177	333	346	421	(18)	102
Distribution	47	60	(22)	24	23	4	35
Biofuel	11	84	(87)	5	6	(17)	15
Corporate	62	93	(33)	31	31	−	40

Average commercial selling rate for U.S. dollar (R$/U.S.$)	3.18	3.70	(14)	3.22	3.15	2	3.51
Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	3.31	3.21	3	3.31	3.17	4	3.21
Variation of the period-end commercial selling rate for U.S. dollar (%)	1.5	(17.8)	19	4.4	(2.8)	7	(9.8)

Domestic basic oil products price (U.S.$/bbl)	70.39	62.38	13	68.35	72.42	(6)	65.19
Brent crude (U.S.$/bbl)	51.81	39.73	30	49.83	53.78	(7)	45.57

Domestic Sales price
Crude oil (U.S.$/bbl)	48.98	34.54	42	47.25	50.70	(7)	39.86
Natural gas (U.S.$/bbl)	37.61	30.07	25	38.90	36.18	8	29.90

International Sales price
Crude oil (U.S.$/bbl)	45.03	44.37	1	43.77	46.21	(5)	47.24
Natural gas (U.S.$/bbl)	19.94	22.45	(11)	20.17	19.73	2	21.74

Total sales volume (Mbbl/d)
Diesel	712	804	(11)	721	702	3	811
Gasoline	536	553	(3)	533	539	(1)	541
Fuel oil	53	72	(26)	50	56	(11)	64
Naphtha	145	142	2	125	165	(24)	172
LPG	231	227	2	238	224	6	236
Jet fuel	99	102	(3)	96	101	(5)	97
Others	167	183	(9)	170	164	4	188
Total oil products	1,943	2,083	(7)	1,933	1,951	(1)	2,109
Ethanol, nitrogen fertilizers, renewables and other products	105	111	(5)	112	99	13	111
Natural gas	335	338	(1)	350	319	10	316
Total domestic market	2,383	2,532	(6)	2,395	2,369	1	2,536
Crude oil, oil products and other exports	720	494	46	659	782	(16)	532
International sales	239	473	(49)	237	242	(2)	488
Total international market	959	967	(1)	896	1,024	(13)	1,020
Total	3,342	3,499	(4)	3,291	3,393	(3)	3,556

*

* See definition of Adjusted EBITDA, Adjusted EBITDA Margin, Gross Margin, Operating Margin and Net Margin in glossary and the reconciliation in Reconciliation of Adjusted EBITDA.

1H-2017 x 1H-2016 Results*:

The main functional currency of the Petrobras Group is the Brazilian Real, which is the functional currency of the parent company and its Brazilian subsidiaries, and the presentation currency of the Petrobras Group is the U.S. dollar. Therefore, financial records are maintained in Brazilian Real and income and expenses are translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”.

Although the fluctuation of Brazilian Real affects revenues and expenses in different ways when translated into U.S. dollars, we have only included it in the results of operations discussion when it was a contributing factor to changes in our results of operations as compared to previous periods. In 1H-2017, the average Brazilian Real appreciated by 14% in relation to U.S. dollar when compared to 1H-2016.

Gross Profit

Gross profit increased by 20%, to US$ 14,205  million in 1H-2017, when compared to 1H-2016, mainly due to the effect of foreign exchange translation (the appreciation of the Brazilian Real against the U.S. dollar), which led to higher average prices of oil products (mainly diesel and  gasoline) in the domestic market. Also contributed to the result (i) the increase in oil and oil products exports revenues and lower oil and natural gas import costs., (ii) the increase of the domestic oil production and of its share in the processed feedstock and (iii) the rise in the domestic natural gas production and of its participation in the sales mix. Gross margin reached 33%.

The rise in gross profit was partially offset by the reduction in the sale of oil products in the domestic market of 7%, lower revenues from international operations, due to the sale of Petrobras Argentina S.A. (PESA) and of Petrobras Chile Distribuición Ltda. (PCD) and higher production taxes.

Operating income

Operating income was US$ 9,196 million in 1H-2017, 123% above the 1H-2016, reflecting the gain with the sale of Company’s interest in Nova Transportadora do Sudeste (NTS), foreign exchange translation effects, lower expenses associated with employees, due to the impact of voluntary separation plan, the reduced costs with write-off of dry and/or subcommercial wells and the decrease in drilling rigs idleness.

There was reduction in operating expenses, despite the adherence to the Tax Settlement Programs (see Note 20.2 of the 1H-2017 interim financial statements) and the provision for losses with receivables from the Vitoria 10.000 drillship.

Net Finance Expense

Net finance expense was US$ 5,212 million, US$ 1,262 million higher relative to 1H-2016 mainly due to foreign exchange translation effect, to higher depreciation of the U.S. dollar against the Euro and to the adherence to the Tax Settlement Programs.

Net income (loss) attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras was US$ 1,513 million in 1H-2017, compared to a net loss of US$ 212 million in 1H-2016, mainly due to increase in exports and lower operating and import expenses, partially offset by the adherence to the Tax Settlement Programs.

Adjusted EBITDA**

Adjusted EBITDA increased by 24% when compared to 1H-2016, to US$ 13,964 million in 1H-2017, mainly due to lower operating and import expenses. The Adjusted EBITDA Margin* reached 33% in 1H-2017.

Net cash provided by operating activities and Free Cash Flow**

The higher net cash provided by operating activities and lower investments resulted in a positive Free Cash Flow* of US$ 7,157 million, 92% higher than 1H-2016.

* Additional information about operating results of 1H-2017 x 1H-2016, see “Additional Information” item 4.

** See definitions of Free Cash Flow, Adjusted EBITDA and Adjusted EBITDA Margin in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

Exploration & Production Main Indicators

	US$ million
	Jan-Jun
	2017	2016	2017 x 2016 (%)
Sales revenues	20,459	14,495	41
Brazil	19,999	13,710	46
Abroad	460	785	(41)
Gross profit	7,007	3,012	133
Brazil	6,855	2,754	149
Abroad	152	258	(41)
Operating expenses	(1,645)	(2,384)	31
Brazil	(1,319)	(2,173)	39
Abroad	(326)	(211)	(55)
Operating income (loss)	5,362	628	754
Brazil	5,536	582	851
Abroad	(174)	46	(478)
Net income (Loss) attributable to the shareholders of Petrobras	3,579	463	673
Brazil	3,651	448	715
Abroad	(72)	15	(580)
Adjusted EBITDA of the segment *	10,336	5,750	80
Brazil	10,322	5,458	89
Abroad	14	292	(95)
EBITDA margin of the segment (%)*	51	40	11
Capital expenditures of the segment	5,754	6,922	(17)

Average Brent crude (US$/bbl)	51.81	39.73	30

Sales price - Brazil
Crude oil (US$/bbl)	48.98	34.54	42
Sales price - Abroad
Crude oil (US$/bbl)	45.03	44.37	1
Natural gas (US$/bbl)	19.94	22.45	(11)
Crude oil and NGL production (Mbbl/d)	2,237	2,145	4
Brazil	2,171	2,056	6
Abroad	42	63	(33)
Non-consolidated production abroad	24	26	(8)
Natural gas production (Mbbl/d)	554	565	(2)
Brazil	500	467	7
Abroad	54	98	(45)
Total production	2,791	2,710	3

Lifting cost - Brazil (US$/barrel)
excluding production taxes	11.02	10.75	3
including production taxes	19.54	15.47	26

Lifting cost – abroad without production taxes (US$/barrel)	5.12	5.56	(8)

Production taxes - Brazil	3,651	1,820	101
Royalties	1,878	1,193	57
Special participation charges	1,743	603	189
Rental of areas	30	24	25
Production taxes - Abroad	88	140	(37)

*

* See definition of Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

RESULT BY BUSINESS SEGMENT*

EXPLORATION & PRODUCTION (E&P)

1H-2017 x 1H-2016

Gross Profit

Gross profit increased due to higher oil prices and higher production in Brazil, partially offset by increase in production taxes.

Operating income

Operating income was higher due to higher gross profit, and lower expenses with write-off of dry and/or sub commercial wells and drilling rigs idleness.

Operating Performance

Production

Domestic crude oil and NGL production increased by 6% and domestic natural gas production by 7%, mainly due to the ramp-up of Lula, Sapinhoá, Parque das Baleias and Marlim Sul fields and the start-up of production on new systems: FPSOs Cid. de Caraguatatuba (Lapa), Cid. de Saquarema  and P-66 (Lula).

The production of crude oil and NGL abroad declined 33% due to PESA’s sale, in 2016, which was partially offset by the start-up of Saint Malo and Lucius fields, in the United States.

Natural gas production abroad decreased 45% due to the sale of PESA in 2016 and to the lower demand of Bolivian gas from Brazil.

Lifting Cost

Lifting cost increased mainly due to the foreign exchange charges over the costs denominated in Brazilian Real. This result was partially offset by lower expenditures associated with maintenance, logistics services and personnel and by production increase.

Additionally, higher production taxes were caused by higher oil prices.

Lifting cost abroad decreased due to the sale of PESA in 2016, despite the higher charter costs with FPSO in the U.S.A, in the Cascade and Chinook fields.

* Biofuels and Corporate segments’ results are disclosed only in Segment Information tables.

Refining, Transportation and Marketing Main Indicators

	US$ million
	Jan-Jun
	2017	2016	2017 x 2016 (%)
Sales revenues	33,091	29,517	12
Brazil (includes trading operations abroad)	33,849	29,601	14
Abroad	889	1,680	(47)
Eliminations	(1,647)	(1,764)	7
Gross profit	4,409	7,589	(42)
Brazil	4,441	7,538	(41)
Abroad	(32)	51	(163)
Operating expenses	(1,295)	(1,702)	24
Brazil	(1,268)	(1,642)	23
Abroad	(27)	(60)	55
Operating income (loss)	3,114	5,887	(47)
Brazil	3,173	5,896	(46)
Abroad	(59)	(9)	(556)
Net income (loss) attributable to the shareholders of Petrobras	2,370	4,094	(42)
Brazil	2,409	4,102	(41)
Abroad	(39)	(8)	(388)
Adjusted EBITDA of the segment *	4,388	7,290	(40)
Brazil	4,418	7,267	(39)
Abroad	(30)	23	(230)
EBITDA margin of the segment (%)*	13	25	(12)
Capital expenditures of the segment	589	478	23
Domestic basic oil products price (US$/bbl)	70.39	62.38	13
Imports (Mbbl/d)	316	422	(25)
Crude oil import	116	160	(28)
Diesel import	5	23	(78)
Gasoline import	10	46	(78)
Other oil product import	185	193	(4)
Exports (Mbbl/d)	717	484	48
Crude oil export	548	324	69
Oil product export	169	160	6
Exports (imports), net	401	62	547
Refining Operations - Brazil (Mbbl/d)
Output of oil products	1,805	1,939	(7)
Reference feedstock	2,176	2,176	−
Refining plants utilization factor (%)	77	84	(7)
Feedstock processed (excluding NGL)	1,686	1,828	(8)
Feedstock processed	1,735	1,869	(7)
Domestic crude oil as % of total feedstock processed	94	90	4
Refining Operations - Abroad (Mbbl/d)
Total feedstock processed	84	138	(39)
Output of oil products	86	141	(39)
Reference feedstock	100	230	(57)
Refining plants utilization factor (%)	79	56	23
Refining cost - Brazil
Refining cost (US$/barrel)	2.95	2.37	24

Refining cost - Abroad (US$/barrel)	4.53	4.00	13
Sales volume (includes sales to BR Distribuidora and third-parties)
Diesel	656	766	(14)
Gasoline	465	500	(7)
Fuel oil	57	68	(16)
Naphtha	145	142	2
LPG	231	227	2
Jet fuel	112	117	(5)
Others	183	199	(8)
Total domestic oil products (Mbbl/d)	1,848	2,020	(8)

*

* See definition of Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

REFINING, TRANSPORTATION AND MARKETING (RTM)

1H-2017 x 1H-2016

Gross Profit

Gross profit decreased due to lower sales volume, mainly of diesel and gasoline, influenced by increase in Brent and in domestic oil prices, as well as reduction in oil products sales volume in the domestic market.

Operating Income

Operating income decreased due to the lower gross profit, partially offset by reduction in selling expenses and with impairment.

Operating Performance

Imports and Exports of Crude Oil and Oil Products

Net crude oil exports increased as a result of domestic production growth and of decrease in volume processed in refineries, both domestic and imported.

The reduction in net oil products imports, especially diesel and gasoline, is due to lower domestic sales along with the increase in market share of our competitors in the Brazilian market.

Refining Operations

Processed feedstock was 7% lower, mainly due to increase in imports by third parties.

Refining Cost

Refining cost was higher mainly reflecting a decrease in processed feedstock along with higher employee compensation costs attributable to the 2016 Collective Bargaining Agreement, partially compensated by lower expenses with third party services and materials.

Gas & Power Main Indicators

	US$ million
	Jan-Jun
	2017	2016	2017 x 2016 (%)
Sales revenues	5,330	4,613	16
Brazil	5,314	4,300	24
Abroad	16	313	(95)
Gross profit	1,567	1,080	45
Brazil	1,566	1,030	52
Abroad	1	50	(98)
Operating expenses	1,100	(543)	303
Brazil	1,112	(531)	309
Abroad	(12)	(12)	−
Operating income (loss)	2,667	537	397
Brazil	2,678	498	438
Abroad	(11)	39	(128)
Net income (Loss) attributable to the shareholders of Petrobras	1,756	350	402
Brazil	1,749	288	507
Abroad	7	62	(89)
Adjusted EBITDA of the segment *	992	941	5
Brazil	996	898	11
Abroad	(4)	43	(109)
EBITDA margin of the segment (%) *	19	20	(1)

Capital expenditures of the segment	767	177	333

Physical and financial indicators
Electricity sales (Free contracting market - ACL) - average MW	778	864	(10)
Electricity sales (Regulated contracting market - ACR) - average MW	3,058	3,172	(4)
Generation of electricity - average MW	2,352	2,224	6
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh	69	20	248
Imports of LNG (Mbbl/d)	26	54	(52)
Imports of natural gas (Mbbl/d)	132	184	(28)

*

* See definition of Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

GAS & POWER (G&E)

1H-2017 x 1H-2016

Gross Profit

Gross profit was higher due to foreign exchange translation effects over revenues, combined with the reduction in acquisition costs, mainly as a result of the increase in national gas supply, which led to fall in natural gas and LNG imports.

Operating income

Operating income increased due to the higher gross profit, as well as to the gain with the sale of Company’s interest in NTS.

Operating Performance

Physical and Financial Indicators

The increase in the national gas supply led to reduction in imports of natural gas from Bolivia and of LNG.

Distribution Main Indicators

	US$ million
	Jan-Jun
	2017	2016	2017 x 2016 (%)
Sales revenues	12,966	13,353	(3)
Brazil	12,294	11,632	6
Abroad	672	1,721	(61)
Gross profit	902	1,010	(11)
Brazil	847	824	3
Abroad	55	186	(70)
Operating expenses	(614)	(947)	35
Brazil	(587)	(816)	28
Abroad	(27)	(131)	79
Operating income (loss)	288	63	357
Brazil	260	7	3614
Abroad	28	56	(50)
Net Income (Loss) attributable to the shareholders of Petrobras	190	46	313
Brazil	172	(8)	2250
Abroad	18	54	(67)
Adjusted EBITDA of the segment *	358	140	156
Brazil	330	66	400
Abroad	28	74	(62)
EBITDA margin of the segment (%)*	3	1	2

Capital expenditures of the segment	47	60	(22)

Market share - Brazil **

Sales Volumes - Brazil (Mbbl/d)
Diesel	290	314	(8)
Gasoline	190	191	−
Fuel oil	42	57	(27)
Jet fuel	50	50	−
Others	86	102	(15)
Total domestic oil products	659	715	(8)

***

* See definition of Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.
** Petrobras adopts in Brazil the Sindicom data, whose methodology is under review.

DISTRIBUTION

1H-2017 x 1H-2016

Gross Profit

The decrease in gross profit reflected lower sales volumes, caused by a reduction in economic activity in Brazil and reduced sales margins.

Operating income

Operating income increased, reflecting the losses suffered in 2016 with receivables from the electricity sector and with administrative and judicial claims, as well as the reversal, in 2017, of expenses related to the voluntary separation incentive plan, recognized in 2016, as a result of cancellation of enrollments by some employees.

Operating Performance

The decrease in the volume sold was due to lower sales of oil products to thermoelectric power plants.

Liquidity and Capital Resources

	U.S.$ million
	Jan-Jun
	2017	2016	2Q-2017	1Q-2017	2Q-2016
Adjusted cash and cash equivalents* at the beginning of period	21,989	25,837	20,131	21,989	22,626
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(784)	(779)	(918)	(784)	(771)
Cash and cash equivalents at the beginning of period	21,205	25,058	19,213	21,205	21,855
Net cash provided by (used in) operating activities	13,492	10,726	6,108	7,384	6,298
Net cash provided by (used in) investing activities	(3,575)	(6,779)	(949)	(2,626)	(3,066)
Capital expenditures, investments in investees and dividends received	(6,335)	(6,996)	(3,201)	(3,134)	(3,178)
Proceeds from disposal of assets (divestment)	2,952	4	2,356	596	1
Investments in marketable securities	(192)	213	(104)	(88)	111
(=) Net cash provided by operating and investing activities	9,917	3,947	5,159	4,758	3,232
Net financings	(7,452)	(10,059)	(701)	(6,751)	(5,582)
Proceeds from financing	13,765	9,100	9,623	4,142	7,255
Repayments	(21,217)	(19,159)	(10,324)	(10,893)	(12,837)
Dividends paid to non-controlling interest	(127)	(47)	(127)	−	(47)
Investments by non-controlling interest	(45)	49	(4)	(41)	12
Effect of exchange rate changes on cash and cash equivalents	71	661	29	42	139
Cash and cash equivalents at the end of period	23,569	19,609	23,569	19,213	19,609
Government bonds and time deposits with maturities of more than 3 months at the end of period	1,002	757	1,002	918	757
Adjusted cash and cash equivalents* at the end of period	24,571	20,366	24,571	20,131	20,366
Reconciliation of Free cash flow
Net cash provided by (used in) operating activities	13,492	10,726	6,108	7,384	6,298
Capital expenditures, investments in investees and dividends received	(6,335)	(6,996)	(3,201)	(3,134)	(3,178)
Free cash flow*	7,157	3,730	2,907	4,250	3,120

As of June 30, 2017, the balance of cash and cash equivalents was US$ 23,569 million and the balance of adjusted cash and cash equivalents was US$ 24,571 million. Our principal uses of funds in 1H-2017 were for repayment of financing (and interest payments) and for capital expenditures. We met these requirements with cash provided by operating activities of US$ 13,492 million, proceeds from financing of US$ 13,765 million and resources from divestments of US$ 2,952 million.

Net cash provided by operating activities of US$ 13,492 million was mainly generated by: (i) the reduction of import costs, reflecting the decrease in domestic sales and the higher share of national oil in the processed feedstock and of the domestic natural gas in the sales mix and (ii) the increase in oil and oil products exports, with higher prices. Those factors were partially offset by higher production taxes.

Capital expenditures, investments in investees and dividends received totaled US$ 6,335 million in 1H-2017 (80% in E&P business segment), a 9% decrease when compared to 1H-2016.

Free Cash Flow* was positive, amounting to US$ 7,157 million in 1H-2017, 92% higher than 1H-2016 due to higher net cash provided by operating activities and lower investments.

From January to June 2017, proceeds from financing amounted to US$ 13,765 million. These funds were raised mainly through capital markets transactions and used to refinance debt and pay capital expenditures. Global notes were issued in international capital markets in the amount of US$ 8 billion, with maturities at 2022, 2027 and 2044. The proceeds of those offerings, together with cash and new funding in other markets of US$ 3.86 billion were used to pay down debt (tender offer and make whole) of US$7.36 billion of Petrobras’s existing series of global notes. In addition, the Company pre-paid debts of US$ 1.13 billion with BNDES, of US$ 3.16 billion with national and international banks, as well as a structured operation in the amount of US$ 0.13 billion.

Repayments of principal and interest totaled US$ 21,217 million in 1H-2017 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in US$ million, below:

Maturity	2017	2018	2019	2020	2021	2022 and thereafter	Balance at June 30, 2017	Balance at December 31, 2016
Principal	2,889	9,311	16,667	12,575	18,903	54,051	114,396	119,734
Interest	3,270	6,543	5,912	5,040	3,996	34,530	59,290	58,406
Total	6,159	15,854	22,579	17,615	22,899	88,581	173,686	178,140

*

* See reconciliation of Adjusted Cash and Cash Equivalents in Net Debt and definitions of Adjusted Cash and Cash Equivalents and Free Cash Flow in Glossary.

Consolidated debt

As of June 30, 2017, the total debt in U.S. dollars decreased 4% when compared to December 31, 2016. The net debt in U.S. dollars reduced 7% when compared to December 31, 2016, mainly as a result of repayments of principal and interest.

Current debt and non-current debt include finance lease obligations of US$ 22 million and US$ 217 million as of June 30, 2017, respectively (US$ 18 million and US$ 226 million on December 31, 2016).

The weighted average maturity of outstanding debt reached 7.88 years as of June 30, 2017 (compared to 7.46 years as of December 31, 2016).

The ratio between net debt and the LTM Adjusted EBITDA* decreased from 3.76 as of December 31, 2016 to 3.15 as of June 30, 2017.

	U.S.$ million

	06.30.2017	12.31.2016	Δ%
Current debt	7,855	9,773	(20)
Non-current debt	105,980	108,597	(2)
Total	113,835	118,370	(4)
Cash and cash equivalents	23,569	21,205	11
Government securities and time deposits (maturity of more than 3 months)	1,003	784	28
Adjusted cash and cash equivalents *	24,572	21,989	12
Net debt *	89,263	96,381	(7)
Net debt/(net debt+shareholders' equity) - Leverage *	53%	55%	(2)
Total net liabilities *	219,686	224,994	(2)
(Net third parties capital / total net liabilities)	64%	66%	(2)
Net debt/LTM Adjusted EBITDA ratio *	3.15	3.76	(16)
Average interest rate (% p.a.)	6.1	6.2	-1
Weighted average maturity of outstanding debt (years)	7.88	7.46	0.42

	US$ million

	06.30.2017	12.31.2016	Δ%
Summarized information on financing
Floating rate or fixed rate
Floating rate debt	59,845	63,978	(6)
Fixed rate debt	53,751	54,148	(1)
Total	113,596	118,126	(4)

Currency
Reais	22,547	24,175	(7)
US Dollars	83,532	84,951	(2)
Euro	5,065	6,640	(24)
Other currencies	2,452	2,360	4
Total	113,596	118,126	(4)

By maturity
2017	4,220	9,755	(57)
2018	9,397	11,216	(16)
2019	16,491	20,898	(21)
2020	12,401	16,313	(24)
2021	18,729	18,777	−
2022 years on	52,358	41,167	27
Total	113,596	118,126	(4)

**

* See definition of Adjusted Cash and Cash Equivalents, Net Debt, Total Net Liabilities, LTM Adjusted EBITDA and Leverage in Glossary and reconciliation in Reconciliation of Adjusted EBITDA.

ADDITIONAL INFORMATION

1.	Reconciliation of Adjusted EBITDA

Our Adjusted EBITDA is a performance measure computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered as part of Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement and gains and losses on disposal and write-offs of assets.

In 2016, we revised our presentation of Adjusted EBITDA to better reflect management’s views of the performance of its primary business, by adding back gains and losses derived from dispositions, such as: disposal and write-offs of assets, the amount of cumulative translation adjustments reclassified to the income statement and the re-measurement of remaining interests at fair value.  We have applied the same methodology to data for earlier periods in this report for comparative purposes.

Adjusted EBITDA is not a measure defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. The Company reports its Adjusted EBITDA to give additional information and a better understanding of the Company's income from its primary business and it must be considered in conjunction with other measures and indicators for a better understanding of the Company's operational performance.

Adjusted EBITDA is also a component of a metric included in the Company’s Business and Management Plan: Net debt / LTM Adjusted EBITDA ratio.

Adjusted EBITDA

	U.S.$ million
	Jan-Jun
	2017	2016	2017 x 2016 (%)	2Q-2017	1Q-2017	2Q17 X 1Q17 (%)	2Q-2016

Net income (loss)	1,619	160	912	88	1,531	(94)	257
Net finance income (expenses)	5,212	3,950	32	2,747	2,465	11	1,727
Income taxes	2,751	234	1,076	2,014	737	173	177
Depreciation, depletion and amortization	6,650	6,639	−	3,227	3,423	(6)	3,404
EBITDA	16,232	10,983	48	8,076	8,156	(1)	5,565
Results in equity-accounted investments	(386)	(212)	82	(191)	(195)	(2)	(113)
Impairment	64	412	(84)	71	(7)	(1,114)	337
Reclassification of cumulative translation adjustment - CTA	37	−		−	37	(100)	−
Gains and losses on disposal/write-offs of assets (*)	(1,983)	65	(3,151)	(2,022)	39	(5,285)	39
Adjusted EBITDA	13,964	11,248	24	5,934	8,030	(26)	5,828
Adjusted EBITDA margin (%)	33	29	4	28	37	(9)	29

LTM Adjusted EBITDA

	US$ million
	Last twelve months (LTM) until
	06.30.2017	12.31.2016
Net income (loss)	(2,890)	(4,349)
Net finance income (expenses)	9,017	7,755
Income taxes	3,201	684
Depreciation, depletion and amortization	13,976	13,965
EBITDA	23,304	18,055
Results in equity-accounted investments	44	218
Impairment	5,845	6,193
Reclassification of cumulative translation adjustment - CTA	1,494	1,457
Gains and losses on disposal/write-offs of assets	(2,341)	(293)
Adjusted EBITDA	28,346	25,630

* includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

ADDITIONAL INFORMATION

2.	Impact of our Cash Flow Hedge policy
	US$ million
	Jan-Jun
	2017	2016	2017 x 2016 (%)	2Q-2017	1Q-2017	2Q17 X 1Q17 (%)	2Q-2016
Total inflation indexation and foreign exchange variation	(969)	12,125	-108	(2,607)	1,638	-259	6,631
Deferred Foreign Exchange Variation recognized in other comprehensive income (OCI)	670	(11,746)	106	2,406	(1,736)	239	(6,116)
Reclassification from OCI to the Statement of Income	(1,511)	(1,453)	-4	(737)	(774)	5	(711)
Net Inflation indexation and foreign exchange variation	(1,810)	(1,074)	-69	(938)	(872)	-8	(196)

The reclassification of foreign exchange variation expense from other comprehensive income, within OCI, to the Income Statement in 1H-2017 was US$ 1,511 million, a 4% increase compared to 1H-2016 in U.S. dollars, mainly due to foreign exchange translation effects, partially offset by the impacts of hedged future exports that were no longer expected to occur or did not occur in the first half of 2016.

Additional hedging relationships may be revoked or additional reclassification adjustments from other comprehensive income to the income statement may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a US$ 0.6 million reclassification adjustment from equity to the income statement would occur.

The expected annual realization of the foreign exchange variation balance in OCI, on June 30, 2017, is set out below:

	Consolidated

	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(2,515)	(4,824)	(3,345)	(2,570)	(2,302)	(2,610)	(1,385)	3,273	(16,278)

ADDITIONAL INFORMATION

3.	Special Items
US$ million
Jan-Jun
2017	2016		Items of Income Statement	2Q‑2017	1Q‑2017	2Q‑2016

2,170	−	Gains (losses) on Disposal of Assets	Other income and expenses	2,169	1	−
210	(348)	Voluntary Separation Incentive Plan – PIDV	Other income and expenses	123	87	(348)
25	(238)	(Losses)/Gains on legal proceedings	Other income and expenses	230	(205)	(162)
28	23	Amounts recovered relating to Lava Jato Operation	Other income and expenses	28	−	23
(21)	(283)	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(56)	35	(144)
(37)	−	Cumulative translation adjustment - CTA	Other income and expenses	−	(37)	−
(57)	(412)	Impairment of assets and investments	Several	(44)	(13)	(337)
(254)	−	Vitoria 10,000 drilling rig	Other income and expenses	(254)	−	−
(1,234)	−	Tax Settlement Program	Several	(1,234)	−	−
(40)	(13)	State Tax Amnesty Program	Other taxes	(40)	−	−
(1,347)	−	Impacts of tax settlement programs (PRT and PERT) on Income Taxes	Income tax expenses	(1,347)	−	−
(557)	(1,271)	Total		(425)	(132)	(968)

Impact of the impairment of assets and investments on the Company´s Income Statement:

(64)	(412)	Impairment		(71)	7	(337)
7	−	Results in equity-accounted investments		27	(20)	−
(57)	(412)	Impairment of assets and investments		(44)	(13)	(337)

These special items are related to the Company’s businesses and based on management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

3.1	Impacts of tax settlement programs (PRT and PERT) within statement of income

Jan-Jun/2017 (US$ million )

	PRT	PERT	Total
Other taxes	(169)	(545)	(714)
Finance expenses	(249)	(271)	(520)
Income taxes - notice of deficiency	(98)	(538)	(636)
Total - after reliefs	(516)	(1,354)	(1,870)
Income taxes - deductible expenses	(51)	209	158
Other income and expenses - reversal of provision (*)	485	−	485
Total with tax effects	(82)	(1,145)	(1,227)
Income taxes - reversal of unused tax losses from 2012 to 2017	−	(711)	(711)
Impacts within the statement of income	(82)	(1,856)	(1,938)
(*) A portion of this provision was recognized within the statement of income in the first quarter 2017 in the amount of US$ 199 million.

ADDITIONAL INFORMATION

4.	Results of Operations of 1H-2017 compared to 1H-2016

The main functional currency of the Petrobras Group is the Brazilian Real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian Real are translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”. Accordingly, foreign exchange translation effect in the results of operations discussion are mentioned whenever it was a significant contributing factor to changes in our results of operations as compared to previous periods. For detailed information about foreign exchange translation effects on the Company’s income statement, see “Foreign exchange translation effects on results of operations of 1H-2017” item 5.

Sales revenues were US$ 42,560 million in 1H-2017, a 11% increase (US$ 4,251 million) when compared to US$ 38,309 million in 1H-2016 mainly due to:

•	Higher domestic revenues (US$ 2,382 million), as a result of:

✓

Higher oil products revenues (US$ 1,624 million), mainly reflecting higher average prices of diesel and gasoline when expressed in U.S. dollars and the impacts of the LPG in bulk price, which increased by 12.3% since December 7, 2016. These effects were partially offset by the decrease in oil products sales volume, mainly for diesel and gasoline;

✓	Natural gas revenues increase by US$ 420 million as a result of higher prices mainly when expressed in U.S. dollars; and
✓	Increased electricity revenues (US$ 341 million) due to higher prices in the spot market.

•

Higher export revenues (US$ 3,509 million), mainly due to the increase in crude oil volume exported as a result of a higher domestic production along with the lower domestic demand. The higher international prices of crude oil and oil product was also a contributing factor to the increase in export revenues; and

•	Lower revenues from operations abroad (US$ 1,640 million), due to the sale of Petrobras Argentina S.A. (PESA) and Petrobras Chile Distribución Ltda (PCD).

Sales revenues were significantly affected when translated into U.S. dollars. In 1H-2017, foreign exchange translation effects* increased sales revenues by US$ 5,987 million and impacted each component in different ways.

Cost of sales was US$ 28,355 million in 1H-2017, a 7% increase (US$ 1,921 million) compared to US$ 26,434 million in 1H-2016, reflecting:

•	Foreign exchange translation effects which increased the average cost of sales when expressed in U.S. dollars, reflecting the appreciation of the average Brazilian Real;
•	Higher production taxes expenses due to the increase in international prices and higher crude oil export volume; and
•	Increased electricity expenses, as a result of higher prices in the spot market.

These effects were partially offset by:

•	Lower import costs of natural gas due to higher share of domestic natural gas on sales mix;
•	Lower import costs of oil and oil products due to the increase in domestic crude oil share on the feedstock processed and the lower sales volume in the domestic market;
•	Decreased costs from operations abroad mainly attributable to the sale of PESA and Petrobras Chile.

Cost of sales was significantly affected when translated into U.S. dollars. In 1H-2017, foreign exchange translation effects* increased cost of sales by US$ 3,954 million and impacted each component in different ways.

Selling expenses were US$ 1,969 million in 1H-2017, a 2% decrease (US$ 41 million) compared to US$ 2,010 million in 1H-2016, mainly due to the lower allowance for impairment of trade receivables from companies in the electricity sector.

Other taxes were US$ 1,046 million in 1H-2017, a US$ 780 million increase compared to US$ 266 million in 1H-2016, mainly as a result of the Company’s decision to benefit from the Tax Settlement Programs (US$ 714 million) and from the State Tax Amnesty Program (US$ 40 million).

Exploration costs were US$ 281 million in 1H-2017, a 63% decrease (US$ 480 million) compared to US$ 761 million in 1H-2016, mainly due to lower exploration expenditures written off as dry hole or sub-commercial wells (US$ 398 million).

Other operating expenses of US$ 11 million, compared to other operating expenses of US$ 2,945 million in the 1H-2016, mainly due to:

•

Higher net gain on the sale and write-off of assets of US$ 1,831 million, mainly driven by the gain on sale of interests in Nova Transportadora do Sudeste (NTS) and on its remaining interests measured at fair value (US$ 217 million);

•

Reversion of provisions relating to the Voluntary Separation Incentive Plan (PIDV) due to cancellation of enrollments by some employees  in the 1H-2017 (US$ 210 million), compared to the PIDV expenses in the 1H-2016 (US$ 346 million);

•	Lower impairment of assets (US$ 348 million);
•

Lower losses on legal proceedings (US$ 330 million), mainly impacted by the reversion of provision for legal proceedings in respect of tax claims, following the Company’s decision to benefit from the Tax Settlement Programs (Programas de Regularização de Tributos Federais), partially offset by approved agreement to settle Opt-Out Claims related to the Class Action in United States;

•	Lower unscheduled stoppage expenses, mainly due to equipment idleness (US$ 317 million);
•	Higher pension and medical benefit expenses associated with retirees (US$ 293 million), due to unwinding of discount over an increased net actuarial obligation; and
•

Higher allowance for impairment of other receivables (US$ 384 million), as a result of the write-down of the receivable related to Vitória 10,000 drilling rig, driven by the termination of the finance lease agreement (see Note 7.3 to the Company´s interim consolidated financial statements).

* For detailed information about foreign exchange translation effects on the Company’s income statement, see “Foreign exchange translation effects on results of operations of 1H-2017” item 5.

Net finance expense was US$ 5,212 million in 1H-2017, a 32% increase (US$ 1,262 million) when compared to US$ 3,950 million in 1H-2016, mainly due to:

•	Higher foreign exchange and inflation indexation charges on the net debt (US$ 628 million), generated by:
(i)

Foreign exchange losses driven by the impact of a 4.9% depreciation of the U.S. dollar against the Pound Sterling on the Company’s net debt in the 1H-2017, compared to the appreciation of 10.7%  in the 1H-2016;

(ii)	Higher depreciation of the U.S. dollar against the Euro on the Company’s net debt in the 1H-2017;
(iii)	The 1.5% depreciation of the Brazilian Real against the U.S. dollar over the positive exposure in U.S. dollar in the 1H-2017, compared to the 17.8% appreciation on the net debt in the 1H-2016;
(iv)	Lower Brazilian Real x Euro exposure.

•	Higher finance expenses in US$ 704 million, mainly due to:
(i)	Finance charges arisen from the Company’s decision to benefit from the Tax Settlement Programs (Programas de Regularização de Tributos Federais) in the 1H-2017;
(ii)

An increase in financing expenses abroad resulting from the repurchase of bonds in the 1H-2017 and from interests over proceeds from financing in December 2016, partially offset by the lower average U.S. dollar x Brazilian Real exchange rate; and

(iii)	Lower financing expenses in Brazil, due to pre-payment of debts.

Net finance expense was significantly affected when translated into U.S. dollars. In 1H-2017, foreign exchange translation effects* increased net finance expense by US$ 712 million and impacted each component in different ways.

Results in equity-accounted investments were US$ 386 million, a 82% increase when compared to the 1H-2016 (US$ 212 million), mainly due to the higher income of associates.

Income taxes were US$ 2,751 million in the 1H-2017, US$ 2,517 million higher compared to the 1H-2016 (US$ 234 million), mainly as a result of the Company’s decision to benefit from the Tax Settlement Programs (Programas de Regularização de Tributos Federais) and also to the taxable income of the periods. For more information about income taxes expenses, see Note 20.6 to the Company´s interim consolidated financial statements.

Loss related to non-controlling interests were US$ 106 million in the 1H-2017 (US$ 372 million in the 1H-2016), mainly reflecting the impact of foreign exchange variation on debt of structured entities in U.S. dollars.

* For detailed information about translation effects on the Company’s income statement, see “Foreign exchange translation effects on results of operations of 1H-2017” item 5.

ADDITIONAL INFORMATION

5.	Foreign exchange translation effects on results of operations of 1H-2017

The main functional currency of the Petrobras Group is the Brazilian Real, which is the functional currency of the parent company and its Brazilian subsidiaries. However, the presentation currency of this financial report is the U.S. Dollar to facilitate the comparison with other oil and gas companies. Therefore, the results of operations in Brazilian Real were translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”.

When the Brazilian Real appreciates against the U.S. dollar, as it did in 1H-2017, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the Brazilian Real depreciates against the U.S. dollar, the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars.

In order to isolate the foreign exchange translation effect on results of operations, the table below presents a reconciliation of income statement to financial information on a constant currency basis, assuming the same exchange rates between each quarter for translation. For the first half of 2017, the results on a constant currency basis were computed by converting the 1Q-2017 and 2Q-2017 results from Brazilian Real into U.S. dollars based on the same average exchange rates used in 1Q-2016 and 2Q-2016 (3.91 and 3.51, respectively).

The amounts and respective variations presented in constant currency are not measures defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS.

	As reported				Financial information in a constant currency basis
	Jan-Jun				Jan-Jun 2017
			Variation				Variation *

	U.S.$ million				U.S.$ million
	2017	2016	D	D(%)	Foreign exchange translation effects	Results on a constant currency basis	D	D(%)
Sales revenues	42,560	38,309	4,251	11	5,987	36,573	(1,736)	(5)
Cost of sales	(28,355)	(26,434)	(1,921)	(7)	(3,954)	(24,401)	2,033	8
Gross profit	14,205	11,875	2,330	20	2,033	12,172	297	3
Selling expenses	(1,969)	(2,010)	41	2	(250)	(1,719)	291	14
General and administrative expenses	(1,424)	(1,488)	64	4	(201)	(1,223)	265	18
Exploration costs	(281)	(761)	480	63	(34)	(247)	514	68
Research and development expenses	(278)	(273)	(5)	(2)	(35)	(243)	30	11
Other taxes	(1,046)	(266)	(780)	(293)	(97)	(949)	(683)	(257)
Other income and expenses	(11)	(2,945)	2,934	100	(140)	129	3,074	104
Operating income	9,196	4,132	5,064	123	1,276	7,920	3,788	92
Net finance income (expense)	(5,212)	(3,950)	(1,262)	(32)	(712)	(4,500)	(550)	(14)
Results in equity-accounted investments	386	212	174	82	54	332	120	57
Income before income taxes	4,370	394	3,976	1,009	618	3,752	3,358	852
Income taxes	(2,751)	(234)	(2,517)	(1,076)	(312)	(2,439)	(2,205)	(942)
Net income	1,619	160	1,459	912	306	1,313	1,153	721

* Variation after isolating foreign exchange translation effects between periods used for translation.

FINANCIAL STATEMENTS

Interim Income Statement - Consolidated

	U.S.$ million
	Jan-Jun
	2017	2016	2Q-2017	1Q-2017	2Q-2016
Sales revenues	42,560	38,309	20,823	21,737	20,320
Cost of sales	(28,355)	(26,434)	(14,181)	(14,174)	(13,818)
Gross profit	14,205	11,875	6,642	7,563	6,502
Selling expenses	(1,969)	(2,010)	(1,209)	(760)	(1,051)
General and administrative expenses	(1,424)	(1,488)	(691)	(733)	(810)
Exploration costs	(281)	(761)	(187)	(94)	(468)
Research and development expenses	(278)	(273)	(171)	(107)	(144)
Other taxes	(1,046)	(266)	(954)	(92)	(127)
Other income and expenses	(11)	(2,945)	1,228	(1,239)	(1,854)
	(5,009)	(7,743)	(1,984)	(3,025)	(4,454)
Operating income (loss)	9,196	4,132	4,658	4,538	2,048
Finance income	623	445	326	297	218
Finance expenses	(4,025)	(3,321)	(2,135)	(1,890)	(1,749)
Foreign exchange gains (losses) and inflation indexation charges	(1,810)	(1,074)	(938)	(872)	(196)
Net finance income (expense)	(5,212)	(3,950)	(2,747)	(2,465)	(1,727)
Results in equity-accounted investments	386	212	191	195	113
Income (loss) before income taxes	4,370	394	2,102	2,268	434
Income taxes	(2,751)	(234)	(2,014)	(737)	(177)
Net income (loss)	1,619	160	88	1,531	257
Net income (loss) attributable to:
Shareholders of Petrobras	1,513	(212)	96	1,417	106
Non-controlling interests	106	372	(8)	114	151
	1,619	160	88	1,531	257

FINANCIAL STATEMENTS

Interim Statement of Financial Position – Consolidated

ASSETS	U.S.$ million
	06.30.2017	12.31.2016

Current assets	43,055	44,769
Cash and cash equivalents	23,569	21,205
Marketable securities	1,003	784
Trade and other receivables, net	4,376	4,769
Inventories	8,047	8,475
Recoverable taxes	2,527	2,502
Assets classified as held for sale	2,047	5,728
Other current assets	1,486	1,306
Non-current assets	201,203	202,214
Long-term receivables	20,410	20,420
Trade and other receivables, net	5,267	4,551
Marketable securities	216	90
Judicial deposits	4,468	3,999
Deferred taxes	2,978	4,307
Other tax assets	3,078	3,141
Advances to suppliers	1,146	1,148
Other non-current assets	3,257	3,184
Investments	3,720	3,052
Property, plant and equipment	173,884	175,470
Intangible assets	3,189	3,272
Total assets	244,258	246,983

LIABILITIES	U.S.$ million
	06.30.2017	12.31.2016
Current liabilities	21,151	24,903
Trade payables	5,139	5,762
Finance debt and Finance lease obligations	7,855	9,773
Taxes payable	3,654	3,755
Payroll and related charges	1,577	2,197
Pension and medical benefits	806	820
Liabilities associated with assets classified as held for sale	212	492
Other current liabilities	1,908	2,104
Non-current liabilities	144,169	144,530
Finance debt and Finance lease obligations	105,980	108,597
Taxes payable	883	-
Deferred taxes	1,066	263
Pension and medical benefits	22,063	21,477
Provision for decommissioning costs	10,179	10,252
Provisions for legal proceedings	3,390	3,391
Other non-current liabilities	608	550
Shareholders' equity	78,938	77,550
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(28,921)	(30,322)
Non-controlling interests	758	771
Total liabilities and shareholders' equity	244,258	246,983

FINANCIAL STATEMENTS

Interim Statement of Cash Flows – Consolidated

	US$ million
	Jan-Jun
	2017	2016	2Q-2017	1Q-2017	2Q-2016
Net income (loss)	1,619	160	88	1,531	257
(+) Adjustments for:	11,873	10,566	6,020	5,853	6,041
Depreciation, depletion and amortization	6,650	6,639	3,227	3,423	3,404
Foreign exchange, indexation and finance charges	5,077	3,903	2,580	2,497	1,665
Results in equity-accounted investments	(386)	(212)	(191)	(195)	(113)
Reclassification of cumulative translation adjustment and other comprehensive income	59	−	−	59	−
Revision and unwinding of discount on the provision for decommissioning costs	379	310	187	192	162
Gain on remeasurement of investment retained with loss of control	(217)	−	(217)	−	−
Allowance (reversals) for impairment of trade and others receivables	453	338	455	(2)	209
Gains and losses on disposal / write-offs of assets	(1,766)	65	(1,805)	39	39
Deferred income taxes, net	1,689	(728)	1,214	475	(367)
Exploration expenditures written-off	101	499	93	8	351
Impairment of assets	64	412	71	(7)	337
Inventory write-down to net realizable value	78	322	55	23	21
Pension and medical benefits (actuarial expense)	1,368	1,088	676	692	575
Judicial deposits	(507)	(355)	(205)	(302)	(257)
Inventories	265	(561)	(121)	386	(133)
Trade and other receivables, net	130	746	(351)	481	(171)
Trade payables	(764)	(1,306)	282	(1,046)	(341)
Pension and medical benefits	(428)	(338)	(272)	(156)	(226)
Taxes payable	1,216	13	1,121	95	581
Income taxes paid	(196)	(157)	(112)	(84)	(88)
Other assets and liabilities	(1,392)	(112)	(667)	(725)	393
(=) Net cash provided by (used in) operating activities	13,492	10,726	6,108	7,384	6,298
(-) Net cash provided by (used in) investing activities	(3,575)	(6,779)	(949)	(2,626)	(3,066)
Capital expenditures, investments in investees and dividends received	(6,335)	(6,996)	(3,201)	(3,134)	(3,178)
Proceeds from disposal of assets (divestment)	2,952	4	2,356	596	1
Divestment (investment) in marketable securities	(192)	213	(104)	(88)	111
(=)Net cash provided by operating and investing activities	9,917	3,947	5,159	4,758	3,232
(-) Net cash provided by (used in) financing activities	(7,624)	(10,057)	(832)	(6,792)	(5,617)
Proceeds from financing	13,765	9,100	9,623	4,142	7,255
Repayment of principal	(17,409)	(15,510)	(8,186)	(9,223)	(11,137)
Repayment of interest	(3,808)	(3,649)	(2,138)	(1,670)	(1,700)
Dividends paid to non-controlling interest	(127)	(47)	(127)	−	(47)
Investments by non-controlling interest	(45)	49	(4)	(41)	12
Effect of exchange rate changes on cash and cash equivalents	71	661	29	42	139
(=) Net increase (decrease) in cash and cash equivalents in the period	2,364	(5,449)	4,356	(1,992)	(2,246)
Cash and cash equivalents at the beginning of period	21,205	25,058	19,213	21,205	21,855
Cash and cash equivalents at the end of period	23,569	19,609	23,569	19,213	19,609

SEGMENT INFORMATION

Interim Consolidated Income by Segment – 1H-2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	20,459	33,091	5,330	99	12,966	−	(29,385)	42,560
Intersegments	19,751	7,893	1,439	95	207	−	(29,385)	−
Third parties	708	25,198	3,891	4	12,759	−	−	42,560
Cost of sales	(13,452)	(28,682)	(3,763)	(108)	(12,064)	−	29,714	(28,355)
Gross profit	7,007	4,409	1,567	(9)	902	−	329	14,205
Expenses	(1,645)	(1,295)	1,100	(4)	(614)	(2,587)	36	(5,009)
Selling expenses	(66)	(839)	(620)	(1)	(489)	6	40	(1,969)
General and administrative expenses	(152)	(228)	(89)	(13)	(135)	(807)	−	(1,424)
Exploration costs	(281)	−	−	−	−	−	−	(281)
Research and development expenses	(169)	(6)	(11)	−	−	(92)	−	(278)
Other taxes	(31)	(35)	(212)	(4)	(12)	(752)	−	(1,046)
Other income and expenses	(946)	(187)	2,032	14	22	(942)	(4)	(11)
Operating income (loss)	5,362	3,114	2,667	(13)	288	(2,587)	365	9,196
Net finance income (expense)	−	−	−	−	−	(5,212)	−	(5,212)
Results in equity-accounted investments	46	304	55	(19)	−	−	−	386
Income (loss) before income taxes	5,408	3,418	2,722	(32)	288	(7,799)	365	4,370
Income taxes	(1,824)	(1,058)	(906)	4	(98)	1,255	(124)	(2,751)
Net income (loss)	3,584	2,360	1,816	(28)	190	(6,544)	241	1,619
Net income (loss) attributable to:
Shareholders of Petrobras	3,579	2,370	1,756	(28)	190	(6,595)	241	1,513
Non-controlling interests	5	(10)	60	−	−	51	−	106
	3,584	2,360	1,816	(28)	190	(6,544)	241	1,619

Interim Consolidated Income by Segment – 1H-2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	14,495	29,517	4,613	120	13,353	−	(23,789)	38,309
Intersegments	13,772	8,556	1,143	115	203	−	(23,789)	−
Third parties	723	20,961	3,470	5	13,150	−	−	38,309
Cost of sales	(11,483)	(21,928)	(3,533)	(133)	(12,343)	−	22,986	(26,434)
Gross profit	3,012	7,589	1,080	(13)	1,010	−	(803)	11,875
Expenses	(2,384)	(1,702)	(543)	(38)	(947)	(2,183)	54	(7,743)
Selling expenses	(79)	(901)	(410)	(1)	(663)	(14)	58	(2,010)
General and administrative expenses	(175)	(194)	(103)	(12)	(119)	(885)	−	(1,488)
Exploration costs	(761)	−	−	−	−	−	−	(761)
Research and development expenses	(119)	(27)	(8)	(1)	−	(118)	−	(273)
Other taxes	(33)	(35)	(106)	(2)	(23)	(67)	−	(266)
Other income and expenses	(1,217)	(545)	84	(22)	(142)	(1,099)	(4)	(2,945)

Operating income (loss)	628	5,887	537	(51)	63	(2,183)	(749)	4,132
Net finance income (expense)	−	−	−	−	−	(3,950)	−	(3,950)
Results in equity-accounted investments	4	149	56	(2)	5	−	−	212
Income (loss) before income taxes	632	6,036	593	(53)	68	(6,133)	(749)	394
Income taxes	(212)	(2,001)	(182)	17	(22)	1,912	254	(234)
Net income (loss)	420	4,035	411	(36)	46	(4,221)	(495)	160
Net income (loss) attributable to:
Shareholders of Petrobras	463	4,094	350	(36)	46	(4,634)	(495)	(212)
Non-controlling interests	(43)	(59)	61	−	−	413	−	372
	420	4,035	411	(36)	46	(4,221)	(495)	160

Other Income and Expenses by Segment – 1H-2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	−	−	(963)	−	(963)
Unscheduled stoppages and pre-operating expenses	(748)	(17)	(47)	−	−	(1)	−	(813)
Gains / (losses) related to legal, administrative and arbitration proceedings	(74)	(72)	(184)	−	(57)	17	−	(370)
Profit sharing	(35)	(20)	(4)	−	−	(34)	−	(93)
Institutional relations and cultural projects	−	(1)	−	−	(18)	(77)	−	(96)
Impairment (losses) / reversals	−	9	(73)	−	−	−	−	(64)
Allowance for impairment of other receivables	(410)	(6)	−	−	−	(8)	−	(424)
Operating expenses with thermoelectric power plants	−	−	(50)	−	−	−	−	(50)
Reclassification of cumulative translation adjustments - CTA	−	−	−	−	−	(37)	−	(37)
Health, safety and environment	(5)	(2)	(1)	−	−	(23)	−	(31)
Government grants	2	6	30	2	−	−	−	40
Expenses/Reimbursements from E&P partnership operations	208	−	−	−	−	−	−	208
Voluntary Separation Incentive Plan - PIDV	27	(10)	58	−	36	99	−	210
Gain on remeasurement of investment retained with loss of control	−	−	217	−	−	−	−	217
Ship/Take or Pay agreements	−	35	260	−	4	−	−	299
Gains / (losses) on disposal/write-offs of assets (*)	(114)	(77)	1,944	3	10	−	−	1,766
Amounts recovered relating to Lava Jato investigation	−	−	−	−	−	28	−	28
Others	203	(32)	(118)	9	47	57	(4)	162
	(946)	(187)	2,032	14	22	(942)	(4)	(11)

Other Income and Expenses by Segment – 1H-2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	−	−	(670)	−	(670)
Unscheduled stoppages and pre-operating expenses	(1,067)	(37)	(24)	−	−	(2)	−	(1,130)
Gains / (losses) related to legal, administrative and arbitration proceedings	(185)	(43)	(10)	−	(187)	(275)	−	(700)
Profit sharing								−
Institutional relations and cultural projects	(3)	(2)	−	−	(8)	(103)	−	(116)
Impairment (losses) / reversals	(91)	(321)	−	−	−	−	−	(412)
Allowance for impairment of other receivables	(7)	(15)	−	−	−	(18)	−	(40)
Operating expenses with thermoelectric power plants	−	−	(59)	−	−	−	−	(59)
Reclassification of cumulative translation adjustments - CTA								−
Health, safety and environment	(8)	(9)	(3)	−	(1)	(21)	−	(42)
Government grants	3	15	56	3	−	−	−	77
Expenses/Reimbursements from E&P partnership operations	302	−	−	−	−	−	−	302
Voluntary Separation Incentive Plan - PIDV	(160)	(76)	(15)	−	2	(97)	−	(346)
Gain on remeasurement of investment retained with loss of control								−
Ship/Take or Pay agreements	1	−	101	−	−	−	−	102
Gains / (losses) on disposal/write-offs of assets (*)	(20)	(41)	(11)	−	2	5	−	(65)
Amounts recovered relating to Lava Jato investigation	−	−	−	−	−	23	−	23
Others	18	(16)	49	(25)	50	59	(4)	131
	(1,217)	(545)	84	(22)	(142)	(1,099)	(4)	(2,945)

(*) Includes returned areas and cancelled projects and the gain on the divestment of NTS in the 2Q-2017.

Interim Consolidated Assets by Segment – 06.30.2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	138,201	50,779	18,962	297	5,493	35,390	(4,864)	244,258

Current assets	5,480	11,182	1,334	56	2,376	26,949	(4,322)	43,055
Non-current assets	132,721	39,597	17,628	241	3,117	8,441	(542)	201,203
Long-term receivables	7,114	3,537	2,505	128	1,002	6,618	(494)	20,410
Investments	1,394	1,486	813	16	5	6	−	3,720
Property, plant and equipment	121,898	34,400	13,991	97	1,890	1,656	(48)	173,884
Operating assets	89,740	30,111	11,483	94	1,623	1,285	(48)	134,288
Assets under construction	32,158	4,289	2,508	3	267	371	−	39,596
Intangible assets	2,315	174	319	−	220	161	−	3,189

Interim Consolidated Assets by Segment – 12.31.2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	140,096	52,580	19,488	522	6,230	33,769	(5,702)	246,983

Current assets	5,604	12,460	3,592	405	3,039	24,934	(5,265)	44,769
Non-current assets	134,492	40,120	15,896	117	3,191	8,835	(437)	202,214
Long-term receivables	7,630	3,312	2,006	4	1,017	6,838	(387)	20,420
Investments	1,449	1,104	466	13	14	6	−	3,052
Property, plant and equipment	123,056	35,515	13,094	100	1,936	1,819	(50)	175,470
Operating assets	90,716	31,150	11,862	97	1,654	1,472	(50)	136,901
Assets under construction	32,340	4,365	1,232	3	282	347	−	38,569
Intangible assets	2,357	189	330	−	224	172	−	3,272

Reconciliation of Consolidated Adjusted EBITDA by Segment – 1H-2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	3,584	2,360	1,816	(28)	190	(6,544)	241	1,619
Net finance income (expenses)	−	−	−	−	−	5,212	−	5,212
Income taxes	1,824	1,058	906	(4)	98	(1,255)	124	2,751
Depreciation, depletion and amortization	4,860	1,206	413	2	80	89	−	6,650
EBITDA	10,268	4,624	3,135	(30)	368	(2,498)	365	16,232
Results in equity-accounted investments	(46)	(304)	(55)	19	−	−	−	(386)
Impairment	−	(9)	73	−	−	−	−	64
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	37	−	37
Gains and losses on disposal/write-offs of assets**	114	77	(2,161)	(3)	(10)	−	−	(1,983)
Adjusted EBITDA *	10,336	4,388	992	(14)	358	(2,461)	365	13,964

Reconciliation of Consolidated Adjusted EBITDA by Segment – 1H-2016

*	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	420	4,035	411	(36)	46	(4,221)	(495)	160
Net finance income (expenses)	−	−	−	−	−	3,950	−	3,950
Income taxes	212	2,001	182	(17)	22	(1,912)	(254)	234
Depreciation, depletion and amortization	5,011	1,041	394	4	79	111	−	6,639
EBITDA	5,643	7,077	987	(49)	147	(2,072)	(749)	10,983
Results in equity-accounted investments	(4)	(149)	(56)	2	(5)	−	−	(212)
Impairment	91	321	−	−	−	−	−	412
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−	−	−
Gains and losses on disposal/write-offs of assets**	20	41	11	−	(2)	(5)	−	65
Adjusted EBITDA *	5,750	7,290	941	(47)	140	(2,077)	(749)	11,248

* See definition of Adjusted EBITDA in glossary.
** Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Domestic crude oil sales price - Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports,  production taxes and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period.

Feedstock processed – Brazil - Daily volume of crude oil and NGL processed.

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in investees. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS.

It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Gross Margin - Gross profit over sales revenues.

Jet fuel – Aviation fuel.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the International Standards - IFRS and it is possible that it may not be comparable to similar measures reported by other companies.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LNG - Liquified natural gas.

LPG - Liquified crude oil gas.

LTM Adjusted EBITDA – Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline.

Net Margin - Net income (loss) over sales revenues.

NGL - Natural gas liquids.

Operating indicators - Indicators used for businesses management and are not reviewed by independent auditor.

Operating Margin - Operating income (loss) over sales revenues.

PESA – Petrobras Argentina S.A.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Total liabilities net - Total liability less adjusted cash and cash equivalents.

On June 30th, 2017, the presentation related to the business segment information reflects the management’s assessment related to performance and business resources allocation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro______________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer